Filed by American Residential Properties, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: American Residential Properties, Inc.
Commission File No. for Registration Statement on Form S-4: 333-208714

AH4R/ARPI Vendor Transition Communications

Joint Message on 2/23/16:
Email Subject: Management Update from American Residential Properties

[DATE]

[First Last]
[Address]
[City], [ST] [Zip Code]

Dear [First Last],

American Residential Properties, Inc. is excited to announce that it is planning to merge with American Homes 4 Rent®, one of the leaders in the single-family rental home industry.

If the stockholders of American Residential Properties approve the merger on February 26, 2016, we expect that, beginning as early as March 1st, homes leased by American Residential Properties will be managed by the combined company under the American Homes 4 Rent brand. Your points of contact regarding your services and invoicing will change and our partners at American Homes 4 Rent will share more communications as the transition progresses.

Sincerely,

American Residential Properties, Inc. and its subsidiaries & American Homes 4 Rent

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally can be identified by use of statements that include phrases such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “will,” “predicted,” “likely,” or other words or phrases of similar import. Such statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of AMH or ARPI to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the ability of ARPI to obtain the required stockholder approval to consummate the proposed mergers; the satisfaction or waiver of other conditions in the Agreement and Plan of Merger, dated as of December 3, 2015, by and among ARPI and AMH, among others (the “Merger Agreement"); the outcome of any legal proceedings that may be instituted against AMH, ARPI and others related to the Merger Agreement; the ability of third parties to fulfill their obligations relating to the proposed transactions; the risk that the mergers or the other transactions contemplated by the Merger Agreement may not be completed in the time frame expected by the parties or at all; the ability of AMH to successfully integrate pending transactions and implement its operating strategy; changes in economic cycles; competition within the single-family residential rental industry; and the demand for and market acceptance of AMH’s and ARPI’s properties for rental purposes. Although AMH and ARPI believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore there can be no assurance that such statements included in this document will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by AMH or ARPI or any other person that the results or conditions described in such statements or the objectives and plans of AMH or ARPI will be achieved. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in AMH’s and ARPI’s SEC reports, including, but not limited to, in the section entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by AMH with the SEC on March 3, 2015, and in the section entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by ARPI with the SEC on March 16, 2015. Any forward-looking statement speaks only as of the date of this report and neither AMH nor ARPI undertakes any obligation to update or revise any forward-looking statements, whether as a result of new developments or otherwise.

Additional Information about the Proposed Transaction and Where to Find it

In connection with the proposed transactions, AMH has filed with the SEC a registration statement on Form S-4, which was declared effective on January 20, 2016, that includes a proxy statement of ARPI and also constitutes a prospectus of AMH. The definitive prospectus/proxy statement was mailed to ARPI’s stockholders beginning on January 28, 2016. AMH and ARPI may also file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE DEFINITIVE PROSPECTUS/PROXY STATEMENT, AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY AMH OR ARPI IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus/proxy statement and other relevant documents filed by AMH and ARPI with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by AMH with the SEC are available free of charge on its website at www.americanhomes4rent.com, or by contacting Investor Relations at (855) 794-2447. Copies of the documents filed by ARPI with the SEC are available free of charge on its website at www.amresprop.com, or by contacting Investor Relations at (480) 474-4800.

AMH and ARPI and their respective trustees, directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. You can find information about AMH’s trustees and executive officers in AMH’s definitive proxy statement filed with the SEC on April 2, 2015 in connection with its 2015 annual meeting of shareholders. You can find information about ARPI’s directors and executive officers in ARPI’s definitive proxy statement filed with the SEC on April 17, 2015 in connection with its 2015 annual meeting of stockholders. Additional information regarding the interests of such potential participants is included in the prospectus/proxy statement and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from AMH or ARPI using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.